GENERAL MILLS, INC.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

November 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	General Mills, Inc.

Registration Statement on Form S-4

(File No. 333-260760)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, General Mills, Inc. hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 4:00 p.m. Washington, D.C. time on Friday, November 19, 2021, or as soon as practicable thereafter.

Very truly yours,

GENERAL MILLS, INC.

By:	/s/ Chris A. Rauschl
Name:	Chris A. Rauschl
Title:	Assistant Secretary